February 20, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	H. Roger Schwall

Re:	Sundance Energy Australia Limited (the “Company”)
Registration Statement on Form F-1, as amended
File No. 333-192953

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. (Washington, DC time) on February 20, 2014, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from February 5, 2014 to the date of this letter, we have distributed approximately the following number of copies of the preliminary prospectus, dated February 5, 2014:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	4,600

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC
CANACCORD GENUITY INC.
UBS SECURITIES LLC

Acting severally on behalf of themselves and the several underwriters

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

CANACCORD GENUITY INC.

By:	/s/ Mitchell E. Ayer, Jr.
Name: Mitchell E. Ayer, Jr.
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Steven Escaler
Name: Steven Escaler
Title: Executive Director

By:	/s/ Bimal Amin
Name: Bimal Amin
Title: Director